Exhibit 99.1

YD Bio Limited Announces Strategic Partnership with YC Biotech Co., Ltd. to Establish a Taiwan-U.S. Dual-Core Regulatory Platform

Taipei, Taiwan, Feb. 25, 2026 (GLOBE NEWSWIRE) -- YD Bio Limited (“YD Bio Ltd” or the “Company”) (Nasdaq: YDES), a biotechnology company advancing DNA methylation-based cancer detection technology and ophthalmologic innovations, today announced that its subsidiary YD Bio USA, Inc. (“YD Bio USA”) entered into a Master Strategic Alliance Agreement (the “Agreement”) with YC Biotech Co., Ltd. (“YC Biotech”) on February 24, 2026. This partnership represents a pivotal advancement in the Company’s mission, establishing YD Bio USA as the official strategic hub and exclusive U.S. Agent for regulatory applications to the U.S. Food and Drug Administration (the “FDA”) for YC Biotech’s Contract Research Organization (“CRO”) clients in Asia.

Pursuant to the Agreement, the partnership will cover FDA-related projects, including Investigational New Drug (“IND”), New Drug Application (“NDA”), and Biologics License Application (“BLA”) submissions, which will provide clients with a streamlined, integrated approach to navigating the complexities of the regulatory landscape. Through deep integration of YC Biotech’s execution capabilities in Asia and YD Bio USA’s experience engaging U.S. regulatory authorities, the companies will establish a “Taiwan-U.S. Dual-Core” regulatory platform.

Under the terms of the Agreement, YD Bio USA will serve as YC Biotech’s exclusive U.S. Agent and formal liaison with the FDA. In this role, YD Bio USA will manage official communications and correspondence with the FDA, represent sponsors in pre-IND and other formal regulatory meetings, provide high-level U.S. regulatory pathway strategies and positioning advice, and serve as compliance risk advisor. YD Bio USA will also coordinate FDA inspection readiness efforts to facilitate compliance with applicable U.S. regulatory requirements.

YC Biotech will lead project acquisition and technical execution for clients with U.S. regulatory requirements and provide support for regulatory submissions. YC Biotech’s responsibilities will also include preparation and drafting of comprehensive submission documentation, integration and scientific compilation of CMC (Chemistry, Manufacturing, and Controls) data, development of clinical protocols and regulatory content, overall project management to maintain timelines, and assembly of complete submission packages.

The collaboration will provide a one-stop solution for a broad range of FDA-related projects, including drug submissions such as IND, NDA, and BLA filings; medical device filings including Investigational Device Exemption (“IDE”), 510(k), De Novo, and Premarket Approval (“PMA”) submissions; and strategic advisory services such as pre-IND meeting facilitation, FDA inspection support, and ongoing regulatory strategy development.

A Scalable Platform Strategy

This partnership signifies a structural upgrade to YD Bio Ltd’s business model, shifting away from a single-project advisory focus to a scalable platform strategy. The collaboration is designed to serve as a foundation for future expansion, with the potential to absorb additional Asian CROs, extend services to the European Medicines Agency (EMA), and further develop a U.S. clinical network. This would also create a pathway towards a comprehensive cross-border regulatory alliance system, enabling simultaneous engagement with multiple non-U.S. partners, fostering long-term recurring collaborations, and strengthening the Company’s position within the U.S. regulatory ecosystem.

“We remain committed to fostering innovation and enhancing the success of our partners within the biopharma landscape,” stated Dr. Ethan Shen, Chairman of the Board and Chief Executive Officer of YD Bio Ltd. “This alliance with YC Biotech represents a strategic alignment that allows us to better serve our clients, paving the way for success in meeting regulatory challenges.”

“Our pipeline is already starting to reflect this momentum, with one project completing an INTERACT meeting, one completing a pre-IND meeting and another project completing an IND meeting. The Company will prioritize standardizing offerings, scaling operations, and formalizing partnership agreements to capture such recurring value. As we embark on this collaborative journey, both YD Bio Ltd and YC Biotech look forward to a partnership that enriches our service offerings and supports the success and growth of our clients.”

About YD Bio Limited

YD Bio Ltd is a U.S.-anchored public biotechnology company building an integrated healthcare platform across regulated diagnostics, clinical services, and commercial healthcare markets. The Company operates DNA methylation–based oncology testing programs in the United States under an LDT-first strategy and provides compliant life science distribution and clinical trial supply chain services to pharmaceutical and biotechnology partners. In addition, YD Bio Ltd maintains regulated ocular health commercialization operations and a consumer health distribution platform in Asia. Through strategic partnerships and scalable execution capabilities, the Company advances biomedical innovation with real-world clinical and commercial impact. For more information, please visit the Company’s website: ir.ydesgroup.com.

Forward-Looking Statements

This press release contains forward-looking statements, including, among others, statements about the partnership with YC Biotech, the anticipated benefits of such partnership, the Company’s strategy, and the future financial and operating performance of YD Bio Ltd. Forward-looking statements are based on current expectations, estimates, forecasts, and projections and are not guarantees of future performance. Investors can identify these forward-looking statements by words or phrases such as “approximates,” “believes,” “designed to,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions. Actual results may differ materially due to a variety of factors, including regulatory decisions and feedback, the ability to achieve the anticipated benefits of the partnership with YC Biotech, and other risks and uncertainties described in YD Bio Ltd’s filings with the U.S. Securities and Exchange Commission (the “SEC”). The Company undertakes no obligation to update any forward-looking statements, except as required by law. The Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC.

For investor and media inquiries, please contact:

YD Bio Limited

Investor Relations

Email: investor@ydesgroup.com

WFS Investor Relations Inc.

Email: services@wealthfsllc.com

Phone: +1 628 283 9214